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                        March 8, 2024

       John Rettig
       Chief Financial Officer
       Bill Holdings, Inc.
       6220 America Center Drive, Suite 100
       San Jose, CA 95002

                                                        Re: Bill Holdings, Inc.
                                                            Form 10-K for the
fiscal year ended June 30, 2023
                                                            File No. 001-39149

       Dear John Rettig:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Technology
       cc:                                              Raj Aji